

September 28, 2011

Mr. Joseph W. Turner
Chief Executive Officer and President
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, Missouri 65804

Re: Great Southern Bancorp, Inc.
        File No. 000-18082
        Form 10-K for the fiscal year ended December 31, 2010, filed March 4, 2011
        Form 10-Q for the quarterly period ended March 31, 2011 filed May 6, 2011
        Form 10-Q for the quarterly period ended June 30, 2011 filed August 5, 2011
        Schedule 14A filed April 7, 2011

Dear Mr. Turner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 1

The Company, page 1

1. Please provide to us and undertake to include in your future filings more detail regarding your business, pursuant to Item 101(c)(1)(i), including, but not limited to, the following:
    *   as required by Item 101(b), revise the second paragraph of the section entitled "Great Southern Bancorp, Inc." in which you disclose your assets, loans, and

stockholders' equity as of the end of your most recent fiscal year to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years;

- consistent with Item 101(a)(1), revise the first paragraph of the section entitled "Great Southern Bank" to describe the nature and results of your acquisitions of TeamBank, NA and Ventus Bank in 2009 which you note on page 12 of your Schedule 14 A "increased substantially" both "the size and complexity of our operations" and indicate the regulatory proceedings to which each was subject before you acquired them;
- revise the third paragraph to delete your claim that your bank is "one of leading providers of financial services in its market areas" or provide the basis for this claim in each of your market areas;
- revise the third paragraph to delete your claim that your bank reduces risk by selling fixed rate loans to reflect the reality that over forty six percent of the value of your loan portfolio is fixed rate loans; and
- revise your characterization (on the top of page 3 and elsewhere) of the FDIC loss sharing agreement as providing "significant protection against losses" to clarify that the agreements provide for a sharing of losses but only certain losses, only for a limited period and only if you fulfill your obligations under the agreement.

Lending Activities, General, page 3

2. Please provide to us and undertake to include in your future filings more detail regarding your lending activities pursuant to Item 101(c)(1) including but not limited to the following:
   - revise the fourth paragraph to disclose the percentage of your loan portfolio attributable to each of the types of loans you identify;
   - revise the seventh paragraph to describe your historic and current minimum underwriting standards and the extent you have given employees "at various levels of authority" the discretion to waive these standards;
   - describe whether or not you have limits on the aggregate amount of credit that you extend to a borrower and related entities and limits on extending additional credit to a borrower who had a loan charged off or classified as substandard;
   - describe the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings);
   - revise the last paragraph to disclose the percentage of your loan portfolio in each of the states you identify; and
   - discuss any changes you have made during the past three years in your underwriting standards and procedures.

3. Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(c)(1) including but not limited to the following:
   - quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;
   - quantify the aggregate dollar amount and percentage of your loan portfolio that is secured by second liens on properties;
   - disclose your procedures for and the frequency with which you reappraise the value of your collateral;
   - discuss the extent to which you require cross-collateralization of properties by a borrower;
   - disclose the dollar amount and percentage of your loans that are to legal entities whose sole source of cash flow and only asset is the property that you are financing; and
   - discuss any changes you have made during the past three years in your collateral requirements.

Loan Portfolio Composition, page 4

4. Please provide to us and undertake to include in your future filings more detail regarding your loan portfolio pursuant to Item 101(c)(1) including but not limited to the following:
   - discuss the reasons for the substantial drop in the value of the loan portfolios acquired from TeamBank and Vantus and the impact on you;
   - describe your policies for monitoring and controlling risks related to concentrations of credit;
   - discuss the thirty five percent of your loan portfolio that consists of commercial and industrial revenue bonds;
   - quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as "no doc," or "stated income" loans;
   - disclose the amount and percentage of your loan portfolio that is option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates; and
   - discuss any changes you have made during the past three years in the composition and amount of new loans you are making.

Originations, Purchases, Sales and Servicing of Loans, page 16

5. Please provide to us and undertake to include in your future filings revision of the sixth paragraph to discuss the types of representations, warranties and covenants you

have made in the sale of your loans and whether you have received requests or demands from purchasers of these loans that you repurchase them based on their allegations that you breached your representations and warranties.

Competition, page 36

6. Please provide to us and undertake to include in your future filings, a revised description of competitive conditions as required by Item 101(c)(1)(x) of Regulation S-K including, but not limited to, the following:
   - an estimate of the number of your competitors and your competitive position; and
   - identify and explain both positive and negative factors pertaining to your competitive position, including products and services that the largest banks offer to your customers that you do not and the greater resources and economies of scale they have that enable them to offer lower rates on loans and higher rates on deposits.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 55

7. Please provide to us and undertake to include in your future filings the performance graph as required by Item 201(e).

Risk Factors, page 43

8. In your future filings, please consider adding separate risk factors relating to the following:
   - the risk that the company may take actions that benefit three members of the Turner family to the detriment of other shareholders because three members of the Turner family have control over the company since they hold three of the eight positions on your Board, including the position of chairman, they are the beneficial owners of over fifteen percent of your outstanding stock and one member of the family is your CEO; and
   - the risk that the company may take actions that benefit the Turner family and two other stockholders to the detriment of other shareholders because the three beneficially own over thirty percent of your stock and the three hold four of the eight positions on your Board of Directors, including Chairman.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 59
Current Market Conditions, Page 61

9. Consistent with Item 303(a) and Release No. 33-8350, please provide to us and
    undertake to include in your future filings, discussion and analysis of the specific
    economic conditions and trends in your particular market areas having an effect on
    your financial condition and or results of operations. Give particular focus on
    Springfield (27 percent of your loan portfolio) the St. Louis area (17 percent of your
    loan portfolio) and Missouri (75 percent of your loan portfolio).

General, page 61

10. Please provide to us and undertake to include in your future filings discussion and
    analysis consistent with Release No. 33-8350 (the section entitled "Focus on
    Analysis") of the following:
    - the six percent drop in your assets from 2009 to 2010;
    - revise the second paragraph to analyze and quantify the extent to which you have
      reduced the number and the principal amounts of new loans you are making and
      particular types of loans, the extent to which you have raised your underwriting
      standards and/or collateral requirements and the extent to which loan applications
      have declined in number or in principal;
    - revise the sixth paragraph (which is on page 62) to analyze the consequences to
      you of the decline in deposits, including the trend of a drop in time deposits from
      seventy two percent of your deposits to only fifty percent and the increase in
      demand deposits from twenty seven percent to fifty percent and discuss how your
      ability to attract deposits may be adversely affected by the policies of the Federal
      Reserve to keep interest rates at historic lows; and
    - revise the tenth paragraph to analyze effect on your net interest income of the
      recent changes in the policies of the Federal Reserve to hold short term interest
      rates at historic lows and to do the same for long term interest rates.

11. Please provide to us and undertake to include in your future filings revision of this
    section to comply with Item 303(a) and Release No. 33-8350 by including discussion
    and analysis of the following:
    - the approximate amount (or percentage) of residential mortgage loans as of the
      end of the reporting period with loan-to-value ratios above 100% and trends over
      the past three years in this amount;
    - trends in the amount and percentage of refinanced loans, modified loans and
      troubled debt restructurings;
    - trends in the types and amounts of concessions you have granted in modifying or
      restructuring loans (including the number of loans that you have restructured into
      multiple new loans);

Mr. Joseph W. Turner
Great Southern Bancorp, Inc.
September 28, 2011
Page 6

- trends in the aggregate dollar amount of loan workouts whereby an existing loan was restructured into multiple new loans; and
- the expected timing of adjustment of option ARM loans and the effect of the adjustment on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates of ARM loans and reduced collateral values due to declining home prices.

12. Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of
- the costs and benefits of the two acquisitions;
- the loss sharing agreements with the FDIC including limits on the amount of losses assumed by the FDIC, time limits on the losses covered, analysis of the maturities of the loan portfolios acquired and conditions including obligations that you must fulfill.

13. Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of your loan portfolio including the following:
- almost 70 percent of your loan portfolio in real estate and forty six percent of your loan portfolio is commercial real estate and commercial construction loans;
- analyze the risks to you from your policy of lending up to 95 percent of the appraised value on a single family property and 90 percent on two to four family residences and discuss whether these levels are the norm for banks of your size;
- the trend of foreclosed assets increasing from $4 million in 2006 to $48 million in 2010 and that most of the foreclosures involved commercial construction; and
- the trend of increase in the percentage of your loan portfolio that is fixed rate from 17 percent in 2006 to 46 percent in 2010 at a time when interest rates are at historic lows and analyze the impact on your future net income when interest rates rise.

Note 1. Loans and Allowance for Loan Losses, page 123

14. Please tell us and revise your future filings to provide the following disclosures pursuant to ASU 2010-20:
- Your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B(b) for guidance;
- Your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a);

- Your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b);
- Your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c);
- Your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance;
- Your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d);
- Your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b);
- The information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented; and
- The amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 8. Loans and Allowance for Loan Losses, page 13

15. We note disclosure on page 127 of your Form 10-K for the period ended December 31, 2010 that all impaired loans had specific valuation allowances, but note no such disclosure in your Form 10-Q for the period ended June 30, 2011. Please revise future filings to disclose the all of the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented. Please also provide us with this information as of June 30, 2011.

16. Please revise future filings to clearly identify and provide a breakdown of the recorded investment of your loan portfolio segments and classes of financing receivables. Specifically, we note that the classes of receivables presented on page 13 do not easily reconcile to the tabular presentation of the activity in the allowance for loan losses by segment portfolio as disclosed on page 15. Please revise your future filings accordingly.

17. We note that you include construction loans in your One-to Four Family Residential and Construction portfolio segment in the tabular presentation of the activity in the allowance for loan losses on page 15. Please tell us how you considered ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of this portfolio segment to separately present construction loans was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Note 13. Fair Value Measurement, page 26

18. We note your disclosure on page 28 that the fair value for your collateral dependent impaired loans is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. Please tell us and revise your future filings to disclose the following:
    - How often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type;
    - Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals;
    - Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
    - Quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Form 8-K, filed August 10, 2011

19. We note your disclosure on page 21 that you as of June 30, 2011 you had $50.1 million of loans in Joplin, Missouri representing three percent of your legacy loan portfolio. Please tell us and consider revising future filings to discuss the impact to your loan portfolio and related asset quality as a result of the tornado that occurred on May 22, 2011.

Schedule 14A

Indebtedness of Management and Transactions with Certain Related Persons, page 8

20. Please provide to us and undertake to include in your future filings the disclosure required by Item 404 including the following:
    - as required by Item 404(a)(5) revise the table on page 9 to disclose the amount of principal and interest paid since each loan was made and explain why some of the loans appear to have little principal paid on them despite their being as much as eleven years old;
    - pursuant to Item 404(a)(6) disclose the value of the benefit to each related party by disclosing the market rate of interest at the time each loan was originally made and the difference in aggregate interest payments over the term of the loan; and

- as required by Item 404(a)(4) revise the last sentence to disclose the dollar value of Ms. Turner Brown's interest in the legal fees paid to her firm.

Compensation Discussion and Analysis, page 10

21. Please provide to us and undertake to include in your future filings, as required by Item 402(b), the following information relating to your determination of the types and amount of executive compensation to award:
   - revise the subsection on page 12 entitled "Base Salaries", to explain your reasons for increasing the base salary of four of your named executives in 2010 given that your net income dropped by more than sixty four percent from $65 million in 2009 to $23 million in 2010 and your statement on page 10 that your Compensation Committee has "focused its evaluation of executive compensation on operating performance and the creation of shareholder value;"
   - revise the last sentence on page 10, as required by Item 402 (b)(2)(xiv) to disclose more detail regarding the "several surveys" that you reviewed including the component companies, the metrics used to select companies and your rank in those surveys in compensation to your CEO;
   - pursuant to Item 402 (b)(1)(v) and (vi) revise the section entitled "Bonuses" on page 12 to discuss the basis for your bonus agreement with William Turner and James Turner to pay each of them ½ of one percent of your annual earnings before taxes, discuss why you did not cap the bonus as a percentage of base salary as you did for other officers under your Annual Incentive Bonus plan and discuss whether this percentage is customary among banks with your asset size and net income;
   - discuss the reasons why before you were subject to TARP limits, you paid Joseph Turner a bonus of ¾ of one percent of your annual earnings instead of the ½ percent under the contract; and
   - discuss any plans to change the terms of the employment agreements with William and Joseph Turner which expire in 2015.

Role of Executive Officers in Determining Compensation, page 15

22. Please provide to us and undertake to include in your future filings revised disclosure as follows:
   - disclose the extent to which William Turner, your Chairman of the Board, plays a role in determining the compensation of his son, Joseph Turner, your CEO;
   - disclose the extent to which Julie Turner Brown. a director, plays a role in determining the compensation of her brother Joseph Turner, your CEO;
   - pursuant to Item 402 (b)(2)(xv) and 407(e)(3)(ii) clarify the role of the CEO by stating whether his recommendations were followed by the Compensation Committee in determining compensation for other executives; and

Mr. Joseph W. Turner
Great Southern Bancorp, Inc.
September 28, 2011
Page 10

- disclose the role of executive officers in determining the amount of director compensation, as required by 407(e)(3)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any other questions.

Sincerely,

/s/Todd K. Schiffman

Todd K. Schiffman
Assistant Director